Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

Registration Statement on Form S-4: 333-228154

The following is an excerpt from a communication by David Jukes, Univar Inc.’s President and Chief Executive Officer, sent to certain employees of Univar on February 26, 2019.

A Quick Chinwag

The first quarter of 2019 is quickly coming to its end, and with that we expect to soon close the Univar-Nexeo transaction. Over the past months, you have seen many announcements and heard many conversations about what’s next. You will hear more specifics about what is next on and after Day One and there is plenty to be excited about, especially how we have the opportunity to launch a brand new company. There are many firsts in life and if we learn anything from these moments, it’s that you never get a second chance to make a first impression. This is why Day One and the weeks following are so incredibly important. Previously you’ve heard me share the importance of ‘sticking the landing’, as I compared the integration planning process to that of an Olympic ski jumping event, where the athlete is not only focused on the mid air acrobatics, but only wins the medal if they land correctly. If they ‘stick the landing’. I can relate to this analogy as it illustrates the importance of not just what we are executing, but how we are doing it.

As we embrace this once in lifetime opportunity to launch Univar Solutions, I want us to remain focused on ‘sticking the landing’. This means never losing sight of a single detail and to strive for flawless execution of our plans. It means embracing the cultural values that we will share by making Univar Solutions a company that is Serious About Safety, where We Do What We Say, Where People Matter, where We Are Valuable to Others and Together, We Win. And it means taking care of our customers and suppliers through a seamless day one and integration. As I’ve shared before, this transaction is about growth, so get ready for more opportunities as we bring the strengths of both companies together and move closer to achieving our vision to be the most valued chemical and ingredient distributor in the world.

One Univar

I’m pleased with the progress we’ve made by executing our One Univar strategy. This approach benefitted us all, as it helped Univar shift towards a more collaborative and unified way of working. By fostering knowledge, sharing and collaboration, we were able to implement best practices with discipline and precision all whilst executing globally and performing at the highest level possible. The execution of the One Univar strategy has now positioned us well as we look forward to combining two industry leaders: Univar and Nexeo Solutions. As one Univar Solutions, we will serve customers and suppliers as a committed ally with the capabilities and know-how to help their businesses run smoothly, and the expertise to help them anticipate, navigate, and leverage meaningful growth opportunities. More to come soon on our exciting future, but in the meantime remember to stay focused and most importantly stay safe, and keep selling the value of Univar.

Meet the Team

Brian Herington, Senior Vice President and Chief Commercial Officer, Univar Solutions

With the pending close of the Univar-Nexeo transaction, I wanted to further introduce one of the most important additions to my leadership team. As it was announced, Brian will serve as the Chief Commercial Officer of our newly combined company, Univar Solutions.

Brian currently serves as Executive Vice President of Chemicals at Nexeo Solutions and brings nearly 30 years of Industrial and Commercial experience leading complex, technology-driven businesses both regionally and globally.

His experience includes international assignments in the Netherlands and Brazil, which helped shape an in-depth business acumen that includes a unique understanding of global market structures.

Prior to joining Nexeo Solutions Brian served in leadership roles of increasing responsibility at respected organisations such as ABB, Sun Capital, SABIC, GE and BP Amoco. This prepared Brian well for Nexeo Solutions as during his tenure he built a robust go-to-market strategy that changed the trajectory of the Chemicals business to deliver consistent double digit growth.

Beyond his career accomplishments, Brian is a tireless leader who embodies our cultural values and embraces a collaborative and teamwork oriented environment. His positive attitude towards all aspects of life is contagious, which makes Brian a steady force in a business of constant change.

I encourage you to reach out to Brian and get to know him better as he is someone who always brings a new idea to the conversation. I’m looking forward to Day One where I can officially welcome Brian to the team as we kick-off a new day and introduce Univar Solutions.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company. Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a joint proxy and consent solicitation statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction between Univar and Nexeo, Univar has filed a registration statement on Form S-4, that contains a preliminary joint proxy and consent solicitation statement/prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “joint proxy and consent solicitation statement/prospectus”). The registration statement became effective on January 29, 2019. INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy and consent solicitation statement/prospectus was sent to the shareholders of Univar and Nexeo on or about January 29, 2019. Investors and security holders are able to obtain copies of the joint proxy and consent solicitation statement/prospectus as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar are available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo are available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy and consent solicitation statement/prospectus, which may be obtained as described in the paragraphs above.